FST Corp.

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

June 5, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	FST Corps
Registration Statement on Form S-1
File No. 333- 296326

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, FST Corp., hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:30 Eastern Time, on Monday, June 8, 2026, or as soon as practicable thereafter.

Very truly yours,

FST Corp.

By:	/s/ David Chuang
David Chuang
Chief Executive Officer